

October 13, 2011

Via Email
Christine A. Leahy
General Counsel
CDW Corporation
200 N. Milwaukee Avenue
Vernon Hills, Illinois 60061

> **Re:** **CDW Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 26, 2011**
> **File No. 333-175597**

Dear Ms. Leahy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

Critical Accounting Policies and Estimates, page 82

Revenue Recognition, page 82

1. We reviewed your response to comment 26 in our letter dated August 12, 2011. Please disclose the factors that were considered in determining that revenues for drop-ship arrangements should be recorded on a gross basis as the principal in the transaction.

Executive Compensation, page 101

Market Comparisons, page 101

2. In response to comment 15 of our letter dated August 12, 2011, we note that you expanded your disclosure on page 102 to clarify that the "technology industry survey" was prepared by Radford, "a leading provider of compensation market data." Please further expand your disclosure to state the characteristics that a company must possess to be included in the "technology industry survey."

Annual Cash Incentive Awards (Senior Management Incentive Plan), page 103

3. It appears that your review of "six industry surveys and reports" and the "four publicly traded resellers and four publicly traded technology distributors and/or manufacturers" in connection with setting the market share element of your SMIP payout determinations constitutes benchmarking of a material element of your named executive officers' compensation. As such, please expand your disclosure in footnote 2 on page 104, or elsewhere as appropriate, to identify the specific surveys, reports and companies that you reviewed. In this regard, we note that you identified the surveys and reports in your response to comment 18 of our August 12, 2011 letter. See Item 402(b)(2)(xiv) of Regulation S-K.

4. Please also expand your disclosure in this section to include the information provided in the last sentence of the second paragraph and the first sentence of the third paragraph of your response to comment 18 of our letter dated August 12, 2011.

2010 Summary Compensation Table, page 106

5. Please revise footnote (5) on page 107 to disclose the information you provided in response to comment 19 of our letter dated August 12, 2011. Specifically, please disclose your rationale for granting the $10,000 special performance bonuses in addition to the amounts already granted under the SMIP.

Notes to Consolidated Financial Statements, page F-9

Note 4. Goodwill and Other Intangible Assets, page F-14

6. We reviewed your response to comment 28 in our letter dated August 12, 2011. You indicate that reporting to the COO are several senior vice presidents with responsibility for the sale, marketing and product and partner management functions. Please tell us how many senior vice presidents there are and identify the areas of your business over which each senior vice president is responsible. Please be sure to address how the senior vice presidents line up with the four identified operating segments. Explain to us in more detail how you concluded that the COO is your only segment manager as opposed to each of the senior vice presidents representing segment management. Please describe to us

any financial reporting packages provided to your COO in addition to the EC financial package and the QBR package provided to your chief operating decision maker, identifying the lowest level of financial results by customer channel included in these financial reporting packages. Also describe any financial reporting packages provided to your senior vice presidents and identify the lowest level of financial results by customer channel included in these reports as well.

Note 16. Contingencies, page F-31

7. We note your disclosure that it is possible that the eventual outcome of litigation or audits could adversely impact your results of operations for a particular period. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please disclose the nature of the contingencies and an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50-3 through 50-8.

Note 18. Segment Information, page F-31

8. We reviewed your response to comment 13 in our letter dated August 12, 2011. We note your revised disclosure that the chief operating decision maker uses both income (loss) from operations and Adjusted EBITDA in assessing segment performance and allocating resources. We also note ASC 280-10-50-28 indicates that if the chief operating decision maker uses more than one measure of a segment's profit or loss, the reported measure should be the measure management believes is determined in accordance with the management principles most consistent with those used in measuring the corresponding amounts in your consolidated financial statements. As such, please tell us why the measure of segment profit or loss you report pursuant to ASC 280 is Adjusted EBITDA as opposed to income (loss) from operations.

Exhibit 5.2

9. We note counsel's revisions in response to comment 34 of our letter dated August 12, 2011. However, the penultimate paragraph continues to include language that suggests counsel is not obligated to update its opinion up to and through the date of effectiveness of the registration statement. Please have counsel revise its opinion so that it clearly speaks as of the date of effectiveness, or confirm that counsel will re-file the opinion on the day you want the registration statement to go effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Christine A. Leahy
CDW Corporation
October 13, 2011
Page 4

       You may contact Tony Watson, Staff Accountant, at (202) 551-3318, or in his absence Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, or me at (202) 551-3720 with any other questions.

                Sincerely,

                /s/ Mara L. Ransom

                Mara L. Ransom
                Assistant Director

cc: James S. Rowe
        Kirkland & Ellis LLP
        Via Email